DESCRIPTION      SC13D FOR CARROLL M. EDWARDS, PATRICK D. MOLAMPHY, THOMAS M.
                 MCINNIS, PATRICK PERROTTA AND HILTON D. HAINES, JR.




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.__ )*

                             Carolina Fincorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   143874-10-5
-------------------------------------------------------------------------------
                                 (CUSIP Number)


Patrick D. Molamphy, P.O. Box 1324, Rockingham, North Carolina 28379
                                 (910) 997-4581
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 July 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 143874-10-5                                  Page 2 of 6 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carroll M. Edwards
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                   (a) [x]
                                                                                                             (b) [ ]

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF; 00
------ --------------------------------------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)                      [ ]



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
 BENEFICIALLY
  OWNED BY                    55,000
    EACH           ------ -------------------------------------------------------------------------------------------
  REPORTING          8    SHARED VOTING POWER
   PERSON
    WITH                      0
                   ------ -------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                              55,000
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                              0
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          55,000
------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                 [ ]



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.9%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


          IN
------ --------------------------------------------------------------------------------------------------------------

                                     2 of 6

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 143874-10-5                                  Page 3 of 6 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Patrick D. Molamphy
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) [X]
                                                                                                             (b) [ ]

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

          PF
------ --------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)                  [ ]



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
 BENEFICIALLY
  OWNED BY                    17,600
    EACH           ------ -------------------------------------------------------------------------------------------
  REPORTING          8    SHARED VOTING POWER
   PERSON
    WITH                      0
                   ------ -------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                              17,600
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                              0
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          17,600
------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [ ]



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.9%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

          IN

------ --------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 143874-10-5                                  Page 4 of 6 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas M. McInnis
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                   (a) [x]
                                                                                                             (b) [ ]

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
------ --------------------------------------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)                      [ ]



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
 BENEFICIALLY
  OWNED BY                    13,000
    EACH           ------ -------------------------------------------------------------------------------------------
  REPORTING          8    SHARED VOTING POWER
   PERSON
    WITH                      0
                   ------ -------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                              13,000
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                              0
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          13,000
------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                 [ ]



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.7%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


          IN
------ --------------------------------------------------------------------------------------------------------------

                                     4 of 6

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 143874-10-5                                  Page 5 of 6 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Patrick Perrotta
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                   (a) [X]
                                                                                                             (b) [ ]

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
------ --------------------------------------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)                      [ ]



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
 BENEFICIALLY
  OWNED BY                    9,000
    EACH           ------ -------------------------------------------------------------------------------------------
  REPORTING          8    SHARED VOTING POWER
   PERSON
    WITH                      0
                   ------ -------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                              9,000
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                              0
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          9,000
------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                 [ ]



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0.5%
------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


          IN
------ --------------------------------------------------------------------------------------------------------------

                                     5 of 6

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 143874-10-5                                  Page 6 of 6 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Hilton D. Haines, Jr.
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                   (a) [x]
                                                                                                             (b) [ ]

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
------ --------------------------------------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)                      [ ]



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
 BENEFICIALLY
  OWNED BY                    4,000
    EACH           ------ -------------------------------------------------------------------------------------------
  REPORTING          8    SHARED VOTING POWER
   PERSON
    WITH                      0
                   ------ -------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                              4,000
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                              0
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          4,000
------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                 [ ]



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.2%

------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


          IN
------ --------------------------------------------------------------------------------------------------------------

                                     4 of 6

                                  Introduction

        This Statement constitutes the initial filing as a group of certain individuals who are shareholders of Carolina Fincorp, Inc., a North Carolina corporation (the "Company"). These individuals are Messrs. Carroll M. Edwards, Patrick D. Molamphy, Thomas M. McInnis, Patrick Perrotta and Hilton D. Haines, Jr. (the "Filing Group"). The Filing Group is filing this Statement on Schedule 13D as they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

Item 1. Security and Issues.

        This statement relates to the common stock, no par value, of the Company, whose principal executive office is at 115 South Lawrence Street, Rockingham, North Carolina 27380-1597.

Item 2. Identity and Background.

        (a)-(c) This statement is filed on behalf of each member of the Filing Group. The business address and the principal occupation or employment of each member of the Filing Group are as follows:

        i.  Carroll M. Edwards
            Chief Executive Officer
            Edwards Wood Products, Inc.
            P. O. Box 219
            Marshville, NC  28103

        ii. Patrick D. Molamphy
            Agent for Nationwide Financial
            1194 Rockingham Road
            Rockingham, NC  28379

        iii.Thomas M. McInnis
            Real Estate Broker and Auctioneer
            Iron Horse Auction Co., Inc.
            P. O. Box 1267
            Rockingham, NC  28380

        iv. Patrick Perrotta
            Investor (self-employed)
            3548 Dunlin Shore Court
            Norcross, GA  30092

        v.  Hilton D. Haines, Jr.
            President
            Haines Construction and Realty
            P. O. Box 1174
            Rockingham, NC  28380

        (d) and (e) None of Messrs. Edwards, Molamphy, McInnis, Perrotta and Haines, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Each of Messrs. Edwards, Molamphy, McInnis, Perrotta and Haines is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        Messrs. Edwards, Molamphy, McInnis, Perrotta and Haines used personal funds in the amount of $838,268 in aggregate to purchase the shares of common stock reported in this statement. Mr. Edwards used his margin account with J.B. Oxford & Company, a member of the National Association of Securities Dealers, Inc., to effect his purchase of 55,000 shares at a cost of $513,595.50. Under the terms of Mr. Edwards' margin account he is able to borrow up to 50% of the equity value in that account, however, purchases of the Company's common stock are but one of many transactions that Mr. Edwards has consummated through his account. Therefore, Mr. Edwards is unable, without undue effort and expense, to assign a value to the amount of credit used to make his purchases of the Company common stock.

Item 4. Purpose of Transaction.

        The Filing Group believes that the Board of Directors of the Company needs new membership in order to maximize shareholder values. The Filing Group intends to support efforts by shareholders to elect new members to the Board of Directors at the 1999 Annual Meeting of Shareholders. Mr. Molamphy has organized The Committee to Enhance Shareholder Value that intends to propose a slate of candidates for that meeting. The Filing Group intends to take steps to maximize shareholder value through all means possible not excluding the possible sale or merger of the Company.

        The members of the Filing Group may purchase additional shares of common stock of the Company, depending upon, among other things, market conditions, the availability of shares to be purchased, the price for the shares and the financial capability of the members of the Filing Group. In addition, the members of the Filing Group may elect to dispose of shares of the Company's Common Stock in their individual discretion.

        Other than as described above, the members of the Filing Group have no plans or proposals which would result in any of the consequences listed in paragraphs (a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a) and (b) Set forth in the table below are the number and percentage of shares of common stock beneficially owned, as well as the nature of ownership for each of the Filing Group as of the date herewith. The percentages are based upon 1,905,545 shares of common stock outstanding as reported by the Company in its Quarterly Report on Form 10-QSB for the period ended March 31, 1999.



                          Number of Shares          Number of Shares       Aggregate
                          of Beneficially           of Beneficially        Number of            Percentage
                          Owned With Sole          Owned with Shared        Shares              of Shares
                             Voting and               Voting and         Beneficially          Beneficially
     Name                 Dispositive Power        Dispositive Power         Owned                 Owned
     ----                 -----------------        -----------------     -------------         -------------

Carroll M. Edwards           55,000                       0                 55,000                 2.89%
Patrick D. Molamphy          17,600                       0                 17,600                 0.92%
Thomas M. McInnis            13,000                       0                 13,000                 0.68%
Patrick Perrotta              9,000                       0                  9,000                 0.47%
Hilton D. Haines, Jr.         4,000                       0                  4,000                 0.21%




        As a group, the Filing Group beneficially owned 98,600 shares of common stock, constituting approximately 5.17% of the outstanding common stock of the Company.

        (c) Set forth in the table below is a description of transactions in the common stock of the Company by any member of the Filing Group in the period from May 15, 1999 to the date of this Statement.



                          Date of        Number         Price
      Name              Transaction     of Shares     Per Share   Where and How Effected
      ----              -----------     ---------     ---------   -----------------------

Carroll M. Edwards        5/17/99          400          $9.625      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Carroll M. Edwards        5/17/99        6,000          $9.500      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Carroll M. Edwards        5/18/99        3,000          $9.625      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Carroll M. Edwards        5/19/99        5,000          $9.500      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Carroll M. Edwards        5/20/99        1,300          $9.500      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Carroll M. Edwards        5/25/99          700          $9.500      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Carroll M. Edwards        5/27/99        5,000          $9.250      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Carroll M. Edwards        6/02/99        5,000          $9.125      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Carroll M. Edwards        6/23/99        5,000          $9.375      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Carroll M. Edwards        7/06/99        1,000          $9.250      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Carroll M. Edwards        7/08/99        3,000          $9.375      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Carroll M. Edwards        7/12/99        1,000          $9.250      Nasdaq SmallCap Market


                                                                    Open Market Purchase
Carroll M. Edwards        7/14/99        3,200          $9.000      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Carroll M. Edwards        7/19/99        1,800          $9.500      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Patrick D. Molamphy       6/01/99        1,000          $9.125      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Thomas M. McInnis         6/01/99        1,800          $9.000      Nasdaq SmallCap Market
                                                                    Open Market Purchase
Thomas M. McInnis         7/14/99          700          $9.000      Nasdaq SmallCap Market
                                                                    Open Market Purchase

        (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of common stock owned by the Filing Group and reported on this Statement.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Each member of the Filing Group retains sole discretion as to how to vote or as to whether to dispose the shares of common stock owned by that member. None of the members of the Filing Group is a party to any contracts, arrangements, or understandings with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan, or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

        Item 7.   Material to be Filed as Exhibits.

        None.
                        [Signatures follow on next page]

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify in accordance with Rule 13d-1(k)(l)(ii) that the information set forth in this Statement is true, correct and complete.


Dated this 23rd day of July, 1999                     S/
                                                --------------------------------
                                                Carroll M. Edwards

        After reasonable inquiry and to the best of my knowledge and belief, I certify in accordance with Rule 13d-1(k)(l)(ii) that the information set forth in this Statement is true, correct and complete.


Dated this 21st day of July, 1999                     S/
                                                --------------------------------
                                                Patrick D. Molamphy


        After reasonable inquiry and to the best of my knowledge and belief, I certify in accordance with Rule 13d-1(k)(l)(ii) that the information set forth in this Statement is true, correct and complete.


Dated this 21st day of July, 1999                     S/
                                                --------------------------------
                                                Thomas M. McInnis


        After reasonable inquiry and to the best of my knowledge and belief, I certify in accordance with Rule 13d-1(k)(l)(ii) that the information set forth in this Statement is true, correct and complete.


Dated this 22nd day of July, 1999                     S/
                                                --------------------------------
                                                Patrick Perrotta


        After reasonable inquiry and to the best of my knowledge and belief, I certify in accordance with Rule 13d-1(k)(l)(ii) that the information set forth in this Statement is true, correct and complete.


Dated this 21st day of July, 1999                     S/
                                               --------------------------------
                                                Hilton D. Haines, Jr.